UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of, December 2018

Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET

VANCOUVER, BC CANADA V6C 2T6

(Address of principal executive offices)

000-13727

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: December 6, 2018	By:	/s/ Delaney Fisher
Delaney Fisher
Vice President, Legal Affairs and Corporate Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Special Meeting of Shareholders

99.2	Proxy Circular for a Special Meeting of Shareholders

99.3	Form of Proxy for a Special Meeting of Shareholders

99.4	Certificate of Abridgement

99.5	Pan American Silver Mails and Files Management Information Circular Seeking Approval to Create the World’s Premier Silver Mining Company

Exhibit 99.2 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495 and 333-206162) that have been filed with the Securities and Exchange Commission.